Trust for Advised Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
VIA EDGAR TRANSMISSION
September 23, 2020
Ms. Sally Samuel
Mr. Quinn Kane
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549
Re:    Trust for Advised Portfolios (the “Trust”)
    File Nos.: 333-108394 and 811-21422
    Post-Effective Amendment No. 184 to the Trust’s Registration Statement on Form N-1A
    Regan Total Return Income Fund (the “Fund”)
Dear Ms. Samuel and Mr. Kane:
This correspondence is in response to comments provided on August 28, 2020 to the Trust on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") with respect to the Fund and the Trust’s Post-Effective Amendment No. 184 to its registration statement on Form N‑1A, which was filed via EDGAR on July 17, 2020. For your convenience, your comments have been reproduced with responses following each comment.
Prospectus
Comment 1: Please be sure to input the Fund’s ticker symbol on the front cover of the Prospectus and as part of the EDGAR submission in accordance with Rule 313(b)(1) of Regulation S-T.
Response: The Trust confirms that the ticker symbol will be provided as requested.

Comment 2: Please provide a completed Fees and Expenses table as well as the completed Expense Example for the Fund prior to effectiveness.
Response: The Fund's completed Fees and Expenses table and Expense Example have been provided in Appendix A to this letter.
Comment 3: In reviewing the disclosure under the Principal Investment Strategies, the Staff notes that the Fund expects to engage in short selling. To the extent short selling activity is expected, be sure to reflect the associated expenses in a separate line in the Fees and Expenses table as a component of “Other Expenses”
Response: The Trust confirms that the Fund does not intend to engage in short sales as part of its Principal Investment Strategies and has removed all references to short selling from this section.
Comment 4: Confirm that the fee waiver will not expire until at least one year after effectiveness of the Fund’s prospectus.
Response: The Trust confirms the Fund’s fee waiver will not expire until at least one year after effectiveness of the Fund’s prospectus.
Comment 5: In Footnote 3 to the Fees and Expenses table, please revise the language to clarify that the Adviser cannot recoup fees without first taking into consideration that the recoupment should not cause the Fund’s expenses to exceed the expense cap.
Response: The Trust has revised the footnote to the Fees and Expenses table by replacing the last sentence with the language shown below and as reflected in Appendix A to this letter:
The Adviser may request recoupment from the Fund of previously waived fees and paid expenses for three years from the date such fees and expenses were waived or paid, provided that such recoupment does not cause the Fund’s expense ratio (after the recoupment is taken into account) to exceed the lower of (1) the Expense Cap in place at the time such amounts were waived or paid and (2) the Fund’s Expense Cap at the time of recoupment.

Comment 6: Please add disclosure to the paragraph preceding the Expense Example table clarifying that the example reflects the Fund’s Expense Cap in place for at least one year or such other period that it is in place.
Response: The Trust has revised the example paragraph to disclose that the Expense Example reflects the fee waiver for the entirety of the period referenced in the footnote to the fees and expenses table.
Comment 7: In light of the Fund’s proposed investments (for example, non-agency mortgage backed securities and, to a lesser extent, collateralized loan obligations), please supplementally explain how the Fund will address liquidity risk in accordance with Rule 22e-4 under the Investment Company Act of 1940.
Response: Regan Capital, LLC (the “Adviser”) believes the non-agency residential mortgage backed securities, collateralized loan obligations, and other types of asset backed securities in which the Fund will invest are appropriate for the Fund as an open-end investment company because such securities are expected to be liquid. Indeed, the Fund’s portfolio is expected to be primarily highly liquid. The Adviser will be using a third-party vendor for purposes of the periodic liquidity classification requirement. As the Fund’s Liquidity Risk Management Program Administrator, the Adviser’s Liquidity Committee considers several factors when analyzing the liquidity risk profile of the Fund, including whether the investment strategy is appropriate for an open-end fund. The Committee also considers the Fund’s holdings of less-liquid and illiquid investments. Initial analysis by the Committee of the anticipated initial holdings of the Fund, with feedback from the third-party vendor providing the classification analysis, concluded that there would be no holdings that would be classified as less-liquid or illiquid investments. As a tool to further manage liquidity risk, the Fund will be obtaining a $3.75 million line of credit, which may be increased in the future as the Fund’s growth warrants, dedicated solely to satisfying redemption requests, in the unlikely event such a funding source may be necessary.
Comment 8: The first paragraph under “Principal Investment Strategies,” states that “duration will be less than 5 years” and then defines duration. Consider including as part of the definition a numeric example that further explains duration.
Response: The Trust has included the following numeric example at the end of the first paragraph of the Principal Investment Strategies:
For example, if an MBS has a duration of 5 years and interest rates increase by 1%, the value of that MBS can be expected to decrease by 5%.
Comment 9: In the second paragraph under “Principal Investment Strategies,” please clarify the limits applicable to the Fund’s investments in agency and non-agency securities, and investment grade versus non-investment grade securities. The last sentence of the paragraph states that the Fund may invest without limit in high yield securities. Does that mean the Fund can invest up to 100% in high yield?
Response: The Trust supplementally clarifies that there is no limit on non-agency securities and notes that the Prospectus states that the Fund “will primarily invest in RMBS that is non-agency MBS.” The Trust adds that agency securities are limited to less than 50% of the net assets of the Fund. The Trust further confirms that there is no limit on investments in high yield securities.
Comment 10: In the second paragraph under “Principal Investment Strategies,” the phrase “weighted average life” is used. Please describe this term in Plain English.
Response: The Trust has added the following Plain English description of “weighted average life” to the Principal Investment Strategies:
Weighted average life is a measure of the average amount of time that unpaid principal on a loan, mortgage, or bond remains outstanding.
Comment 11: The third paragraph under “Principal Investment Strategies” states that the Fund may invest in CLOs. Please clarify in what tranche of CLOs the Fund intends to invest. If the Fund intends to invest in lower tranches, please add corresponding risk disclosure.
Response: The Trust has clarified that the Fund may invest in the senior tranche of CLOs.
Comment 12. If appropriate, please add disclosure indicating to what extent, if any, the Fund will invest in covenant-lite loans. Please add risk disclosure as appropriate.
Response: The Trust confirms that the Fund does not intend to invest in covenant-lite loans.
Comment 13: In the fourth paragraph under “Principal Investment Strategies,” clarify the Fund strategy to state under what circumstances the Fund intends to hedge to manage interest rate risk. Discuss how the Fund will accomplish this strategy noting when the Fund would short sell versus utilize derivatives. State what types of securities the Fund will utilize to accomplish this strategy. In addition, the statement that the Fund “. . .may invest without limit. . .” should be removed from this paragraph as it implies the Fund may invest 100% in derivatives to manage interest rate risk, which is contrary to the restrictions imposed by the 1940 Act and the SEC regarding investments in derivatives.
Response:The Trust has added the following clarification to this paragraph to indicate under what circumstances the Fund will hedge interest rate risk:
To the extent the Fund holds positions that are sensitive to interest rate volatility, the Fund may engage in hedging techniques to manage its exposure to interest rate risk such as by investing in exchange-traded and over-the-counter derivatives, including options and swaps, such as interest rate swaps, credit default swaps, total return swaps, and swaptions, and to-be-announced (“TBA”) securities.
As discussed in response to Comment 3, references to short sales have been removed.
Comment 14: Add disclosure indicating that the full notional amount of a credit default swap should be covered.
Response: The Trust has added appropriate disclosure to the Item 9 Principal Investment Strategies.
Comment 15: In the fourth paragraph under “Principal Investment Strategies,” it states that the Fund may sell securities short “with respect to 100% of its total assets for the purposes of managing interest rate risk.” Please explain how the Fund could possibly short 100% of its assets. Please explain supplementally how the Fund can invest without limits and still comply with the Staff’s position on senior securities and have assets to cover. Explain the difference between hedging and managing interest rates.
Response: The Trust responds that the Fund does not intend to sell securities short and has removed the relevant language from the Prospectus.
Comment 16: In the last paragraph under “Principal Investment Strategies,” clarify the concepts by revising and explaining in plain English the phrases “bottom-up analysis” and “deep value investments.” The penultimate sentence also needs to be revised and clarified. Where it states that the Adviser “seeks to achieve a risk-adjusted return,” please clarify.
Response: The Trust has added the following explanation in the last paragraph of the Principal Investment Strategies:
The Adviser’s bottom-up analysis focuses on individual security selection. In seeking deep value investments, the Adviser seeks securities whose market price is significantly lower than the Adviser’s estimate of the security’s true value. A risk-adjusted return measures an investment’s profit after taking into account the degree of risk that was taken to achieve it. For example, if two or more investments have the same return over a given time period, the one that has the lowest risk will have a better risk-adjusted return. The risk is measured in comparison to that of a virtually risk-free investment such as Treasuries.
Comment 17: In the “Mortgage-Backed Securities Risk” paragraph under “Principal Risks of Investing in the Fund,” add disclosure stating that the liquidity of non-investment grade securities and sub-prime mortgage securities can change dramatically over time.
Response: The Trust has updated the Mortgage-Back Securities Risk.
Comment 18: In the “Interest Rate Risk” paragraph under “Principal Risks of Investing in the Fund,” revise the disclosure to include discussion of the impact of COVID-19 on interest rates. Disclose how the Fund will be impacted by the Fed Reserve actions and stimulus actions maintaining interest rates at historic lows.
Response: The Trust has added the following at the end of the Interest Rate Risk:
Recent market events stemming from the COVID-19 pandemic have impacted interest rates. Interest rates have fallen to historic lows during the COVID-19 pandemic and the Federal Reserve Bank and stimulus actions by the United States Congress have also caused interest rates to fall. An environment with falling interest rates may lead to a rise in the price of MBS or the increase in defaults on mortgages; falling interest rates can increase refinance activity which will increase the prepayment risk.
Comment 19: Add a new paragraph for “Counterparty Risk” under “Principal Risks of Investing in the Fund,” because it is mentioned as part of the “Options Risk” disclosure.

Response: The Trust has added Counterparty Risk to the Principal Risks section of the prospectus.
Comment 20: In the “Derivatives Risk” paragraph under “Principal Risks of Investing in the Fund,” please add discussion concerning futures and any other derivatives in which the Fund intends to invest.
Response: The Trust has revised the Derivatives Risk under Principal Risks section to clarify the risks associated with the derivative products the Fund intends to use.
Comment 21: In the “Illiquidity Risk” paragraph under “Principal Risks of Investing in the Fund,” please broaden the list of investments that may be considered illiquid to include CLOs, asset-backed securities and non-investment grade MBS, and non-investment grade securities.
Response: The Trust has revised the Illiquidity Risk.
Comment 22: Consider adding a new paragraph for “Management Risk” under “Principal Risks of Investing in the Fund.”
Response: The Trust has added Management Risk to the Principal Risks section of the prospectus.
Comment 23: Supplementally, provide the broad-based securities market index the Fund will use for performance comparisons.
Response: The Trust confirms that the Fund’s performance will be compared to the Bloomberg Barclays US Aggregate Bond Index.
Comment 24: Under the “Management” section, add the month of the Fund’s inception to the portfolio managers’ disclosure.
Response: The Trust has updated the Management section with the Fund’s inception month and year.
Comment 25: Item 9(a) principal investment strategies duplicates disclosure in the Summary Section (Item 4(a)). Please revise Item 9(a) per Investment Management Guidance 2014-06, which suggests that Item 9(a) should expand upon information not already provided in the Summary Section, not simply repeat the information.
Response: The Trust responds that the disclosure in Item 9(a) is complete and that the Item 4(a) disclosure summarizes the information where possible.
Comment 26: If the Fund intends to utilize a temporary defensive position, add appropriate disclosure under Item 9(a) section of the prospectus.
Response: The Trust has added the following language to Item 9 related to temporary defensive positions:
In response to temporary adverse market, economic, political or other conditions, the Fund may invest up to 100% of its assets in treasuries, agency- and government-backed positions, and cash and cash equivalents. When the Fund takes such temporary defensive positions, it may not achieve its investment objective.
Comment 27: Item 9(a) related principal risks section duplicates disclosure in the Summary Section (Item 4(a)). Please revise as per Investment Management Guidance 2014-06, which suggests that Item 9(a) should expand upon information not already provided in the Summary Section, not simply repeat the information.
Response: The Trust responds that the disclosure in Item 9(a) is complete and that the Item 4(a) disclosure summarizes the information where possible.
Comment 28: The Staff observes that a paragraph disclosing “Swap Risk” is included in the Item 9(a) section of the prospectus; however, no such disclosure exists in the Summary Section. If “Swap Risk” is considered a principal risk, please add appropriate disclosure to the Summary Section of the prospectus.
Response: Swaps Risk has been added to the Principal Investment Risks in the Summary Section of the prospectus.
Comment 29: Under “Management of the Fund,” please revise the relevant language to clarify that the Adviser cannot recoup fees without first taking into consideration that the recoupment should not cause the Fund’s expenses to exceed the expense cap. See Comment 5.
Response: The Trust has revised the appropriate sentence to state:
The Adviser may request recoupment from the Fund of previously waived fees and paid expenses for three years from the date such fees and expenses were waived or paid, provided that such recoupment does not cause the Fund’s expense ratio (after the recoupment is taken into account) to exceed the lower of (1) the Expense Cap in place at the time such amounts were waived or paid and (2) the Fund’s Expense Cap at the time of recoupment.
Statement of Additional Information ("SAI")
Comment 30: The Staff observes that “LIBOR Risk” is discussed in the SAI. If this is a principal risk, please include appropriate disclosure in Prospectus.
Response: The Trust has added LIBOR Transition Risk to the Principal Risks section of the Prospectus.
Comment 31: The Staff observed that the Market Risk disclosure in the SAI discusses some of the effects of COVID-19. Consider whether some of that disclosure should also be included in the prospectus.
Response: The Trust confirms that the Recent Market Events Risk in the Principal Investment Risks section of the prospectus adequately covers risks related to the recent effects of COVID-19. The Trust also notes that Interest Rate Risk in the prospectus has been updated to include the effect of COVID-19 on interest rates.
Comment 32: Investment Restriction No. 8 discusses excluding other investment companies for purposes of the Fund's concentration policy. Please add an explanatory note stating the Fund will consider the underlying investments of the mutual funds when determining the Fund’s concentration policies. Alternatively, delete the phrase.
Response: The Trust represents that it will endeavor to consider the investments of underlying investment companies, if any; however, it is unlikely that the Fund will have access to current portfolio investment information for unaffiliated investment companies and would only be able to take into account such investments where the underlying investment company has disclosed in its registration statement a policy to concentrate in an industry or group of industries.
Comment 33: Expand the disclosure related to Borrowing to make it clear that while certain practices and investments (i.e., reverse repos) may not be “borrowings,” they could still be senior securities unless they are covered in accordance with applicable SEC and Staff guidance. (See penultimate paragraph on page 15 of SAI.)
Response: The Trust has added the requested disclosure.
Comment 34: On page 21 of the SAI, under Trustee Ownership of Fund Shares and Other Interests,” correct the reference to “Funds.” Make it singular “Fund.”
Response: The Trust has corrected the plural reference, making it singular.
Part C
Comment 35: The Exhibit List contains reference to Exhibit (j) “Consent of Independent Registered Public Accounting Firm -- To be filed by amendment.” Consider updating this reference to indicate that the Consent is “Not applicable,” as this is a new Fund.
Response: The Trust responds by indicating that Independent Registered Public Accounting Firm will, in fact, provide a consent that will be included as Exhibit (j) to the Rule 485(b) filing.

* * * * * * * * * * * *
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7372 or scott.resnick@usbank.com.
Sincerely,

/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios

Appendix A

Fees and Expenses of the Fund
The following table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Investor Class	Institutional Class
Management Fees	0.89%	0.89%
Distribution and Service (Rule 12b-1) Fees	0.25%	None
Other Expenses(1)	0.86%	0.81%
Shareholder Servicing Fees	0.15%	0.10%
Remainder of Other Expenses	0.71%	0.71%
Acquired Fund Fees and Expenses(2)	0.01%	0.01%
Total Annual Fund Operating Expenses	2.01%	1.71%
Less: Fee Waiver and/or Expense Reimbursement(3)	-0.40%	-0.40%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.61%	1.31%
(1)    Other Expenses are based on estimated amounts for the current fiscal year.
(2)    Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
(3)    Pursuant to a contractual fee waiver and reimbursement agreement Regan Capital, LLC (the “Adviser”) has agreed to waive fees and/or reimburse operating expenses (other than shareholder servicing fees, front-end or contingent deferred loads, taxes, interest expense, brokerage commissions, acquired fund fees and expenses, portfolio transaction expenses, dividends paid on short sales, extraordinary expenses, Rule 12b-1 fees, or intermediary servicing fees) so that annual operating expenses will not exceed 1.20% (“Expense Cap”). The Expense Cap will remain in effect through at least January 31, 2022, and may be terminated only by the Trust for Advised Portfolios (the “Trust”) Board of Trustees’ (the “Board”). The Adviser may request recoupment from the Fund of previously waived fees and paid expenses for three years from the date such fees and expenses were waived or paid, provided that such recoupment does not cause the Fund’s expense ratio (after the recoupment is taken into account) to exceed the lower of (1) the Expense Cap in place at the time such amounts were waived or paid and (2) the Fund’s Expense Cap at the time of recoupment.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The amounts calculated in the Example would be the same even if the assumed investment was not redeemed at the end of each period. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the Expense Cap only through January 31, 2022). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years
Investor Class	$163	$549
Institutional Class	$132	$457